Filed Pursuant to Rule 433
Registration No. 333-223208
February 28, 2019
FREE WRITING PROSPECTUS
(To Prospectus dated February 26, 2018,
Prospectus Supplement dated February 26, 2018 and
Equity Index Underlying Supplement dated February 26, 2018)



HSBC USA Inc.

Performance Allocator Notes
Regional Equity Index Exposure to U.S., Europe and Asia Pacific

► Performance Allocator Notes linked to three regional baskets consisting of the U.S. Region, the European Region, and the Asia Pacific Region

► Maturity of approximately 5 years

► On the Final Valuation Date, the weightings of 60%, 30% and 10% will be allocated to the best, second best, and lowest performing regional basket, respectively

► 1x exposure to any positive Allocated Return

► Protection from the first -20% of any negative Allocated Return, with 1x exposure to any negative Allocated Return beyond -20%

► All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Performance Allocator Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The Notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-22 of this free writing prospectus.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-9 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $910 and $950 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-5 and "Risk Factors" beginning on page FWP-9 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note/Total	$1,000		

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 3.75% and referral fees of up to 1.60% per $1,000 Principal Amount in connection with the distribution of the securities to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 4.10% per $1,000 Principal Amount. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-22 of this free writing prospectus.



Indicative Terms[1]

Principal Amount	$1,000 per security
Term	Approximately 5 years
Reference Asset	The U.S. Region Basket, the European Region Basket and the Asia Pacific Region Basket (each, a "Basket" and together, the "Baskets")
U.S. Region Basket	The S&P 500® Index (50%) and the Russell 2000® Index (50%)
European Region Basket	The EURO STOXX 50® Index (50%) and the FTSE® 100 Index (50%)
Asia Pacific Region Basket	The S&P®/ASX 200 Index (50%) and the Nikkei 225 Index (50%)
Buffer Value	-20%
Payment at Maturity per Note	**If the Allocated Return (as defined below) is greater than zero,** you will receive: $1,000 + ($1,000 × Allocated Return). **If the Allocated Return is less than or equal to zero but greater than or equal to the Buffer Value:** $1,000 (zero return). **If the Allocated Return is less than the Buffer Value:** $1,000 + [$1,000 × (Allocated Return + 20%)].
Allocated Return	(Best Basket Return × 60%) + (Second Best Basket Return × 30%) + (Lowest Basket Return × 10%)*
Pricing Date	March 26, 2019
Trade Date	March 26, 2019
Original Issue Date	March 29, 2019
Final Valuation Date[†]	March 26, 2024
Maturity Date	April 1, 2024
CUSIP/ISIN	40435UGZ1/US40435UGZ12

* As more fully described on page FWP-4.
[†] Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying Equity Index Underlying Supplement.

Rationale for the Notes

The Notes are designed for investors who seek exposure to the equity markets in the United States, European and Asia Pacific regions, and who are uncertain as to which regional Basket (the U.S. Region Basket, the European Region Basket or the Asia Pacific Region Basket) will perform best over the term of the Notes.

The advantage of the Notes is that the Allocated Return calculation is performed only after the return of each Basket is known. On the Final Valuation Date, the Notes will "look back" at the performance of the Baskets and allocate a 60%, 30% and 10% weighting to the best, second best and lowest performing Basket, respectively.

If the Allocated Return is positive on the Final Valuation Date, you will realize 100% (1x) of the Allocated Return. If the Allocated Return is less than or equal to zero but greater than or equal to -20%, you will receive your Principal Amount. If the Allocated Return is less than -20%, you will lose 1% of your investment for every 1% decline of the Reference Asset beyond -20%. In such a case, you will lose some (up to 80%) of the principal amount of your Notes.

The offering period is through March 26, 2019.



REGIONAL INDEX EXPOSURE

U.S. Region



S&P 500 & Russell 2000

European Region



UK FTSE 100 & Euro Bloc Euro Stoxx 50

Asia Pacific Region



Australia S&P/ASX 200 & Japan Nikkei 225

PAYOFF EXAMPLES

The following hypothetical examples demonstrate how the Allocated Return is derived from applying the relevant weightings to the Best Basket Return, the Second Best Basket Return and the Lowest Basket Return. The examples also show the final Payment at Maturity for each $1,000 investment in the Notes.

Example 1 : All baskets are up

Basket	Basket Return		Allocation at Maturity		Allocated Return
U.S.	+70%	X	60%	=	+42%
European	+20%	X	10%	=	+2%
Asia Pacific	+30%	X	30%	=	+9%

Allocated Return: +42% + 2% + 9% = **+53%**

Note Return: +53%

Payment at Maturity: $1,000 + $1,000 × 53% = $1,530

Example 2 : All baskets are down

Basket	Basket Return		Allocation at Maturity		Allocated Return
U.S.	-20%	X	60%	=	-12%
European	-30%	X	30%	=	-9%
Asia Pacific	-50%	X	10%	=	-5%

Allocated Return: -12% -9% -5% = **- 26%**

Note Return (buffer absorbs first -20% of loss)**: -6%**

Payment at Maturity: $1,000 + $1,000 × (- 6%) = $940

Example 3 : Baskets are mixed

Basket	Basket Return		Allocation at Maturity		Allocated Return
U.S.	+30%	X	60%	=	+18%
European	-40%	X	10%	=	-4%
Asia Pacific	-10%	X	30%	=	-3%

Allocated Return: +18% - 4% - 3% = **+11%**

Note Return: +11%

Payment at Maturity: $1,000 + $1,000 × 11% = $1,110

HSBC USA Inc.
Performance Allocator Notes

This free writing prospectus relates to an offering of Performance Allocator Notes. The Notes will have the terms described in this free writing prospectus and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement, or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control. **You should be willing to forgo interest and dividend payments during the term of the Notes and, if the Allocated Return is less than -20%, lose up to 80% of your principal.**

This free writing prospectus relates to an offering of Notes linked to the performance of an unequally weighted basket (the "Reference Asset"). The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc., as described below. The following key terms relate to the offering of the Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The U.S. Region Basket (consisting of the S&P 500® Index ("SPX") and the Russell 2000® Index ("RTY")), the European Region Basket (consisting of the EURO STOXX 50® Index ("SX5E") and the FTSE® 100 Index ("UKX")), and the Asia Pacific Region Basket (consisting of the S&P®/ASX 200 Index ("AS51") and the Nikkei 225 Index ("NKY")) (each, a "Basket" and together, the "Baskets").
Trade Date:	March 26, 2019
Pricing Date:	March 26, 2019
Original Issue Date:	March 29, 2019
Final Valuation Date:	March 26, 2024, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date and expected to be April 1, 2024. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Payment at Maturity:	On the Maturity Date, for each Note, we will pay you the Final Settlement Value.
Final Settlement Value:	*If the Allocated Return is greater than zero*, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to: $1,000 + ($1,000 × Allocated Return). *If the Allocated Return is less than or equal to zero but greater than or equal to the Buffer Value*, you will receive $1,000 per $1,000 Principal Amount (zero return). *If the Allocated Return is less than the Buffer Value*, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to: $1,000 + [$1,000 × (Allocated Return + 20%)]. Under these circumstances, you will lose 1% of the Principal Amount for each percentage point that the Allocated Return is below the Buffer Value. For example, if the Allocated Return is -30%, you will suffer a 10% loss and receive 90% of the Principal Amount, subject to the credit risk of HSBC. **If the Allocated Return is less than the Buffer Value, you will lose up to 80% of your investment.**
Buffer Value:	-20%
Best Basket Return, Second Best Basket Return and Lowest Basket Return:	On the Final Valuation Date, the Baskets will be ranked as the highest Basket Return (the "Best Basket Return"), the next highest Basket Return (the "Second Best Basket Return"), and the lowest Basket Return (the "Lowest Basket Return"). If two or more of the Baskets have equal returns, the calculation agent will determine the ranking (and the Allocated Return will not be adversely impacted as a result of that determination).
Allocated Return:	The weighted return of the Baskets calculated as follows: [(Best Basket Return × 60%) + (Second Best Basket Return × 30%) + (Lowest Basket Return × 10%)] This method of allocation ensures that the Basket with the greatest Basket Return will have the greatest weighting and the Basket with the lowest Basket Return will have the lowest weighting. Generally, this will result in a greater Allocated Return than if the Reference Asset were equally weighted among the Baskets. Despite this, the Best Basket Return may not be positive or may not be large enough to counterbalance negative Basket Returns from one or both of the other two Baskets. In such a case, the

allocation of the weightings of the Baskets will not prevent you from losing all or some of your investment.

Basket Return:	With respect to each Basket, an equally weighted sum of the Index Returns of the Indices included in that Basket.
Index Return:	With respect to each Index, the quotient, expressed as a percentage, determined by the calculation agent as follows:

$$\frac{\text{Final Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$

Initial Index Level:	With respect to each Index, the Official Closing Level of that Index on the Pricing Date.
Final Index Level:	With respect to each Index, the Official Closing Level of that Index on the Final Valuation Date.
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors—The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."
CUSIP/ISIN:	40435UGZ1/US40435UGZ12

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.

GENERAL

This free writing prospectus relates to an offering of the Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to any Basket, any Index, or any component security included in an Index or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018 and the Equity Index Underlying Supplement dated February 26, 2018. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-9 of this free writing prospectus, page S-1 of the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and an Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement and the Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Equity Index Underlying Supplement at
https://www.sec.gov/Archives/edgar/data/83246/000114420418010782/tv486722_424b2.htm

▸ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

▸ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT AT MATURITY

On the Maturity Date, for each Note you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Allocated Return is greater than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to:

$1,000 + ($1,000 × Allocated Return).

If the Allocated Return is less than or equal to zero but greater than or equal to the Buffer Value, you will receive $1,000 per $1,000 Principal Amount (zero return).

If the Allocated Return is less than the Buffer Value, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to :

$1,000 + [$1,000 × (Allocated Return + 20%)].

Under these circumstances, you will lose 1% of the Principal Amount for each percentage point that the Allocated Return is below the Buffer Value. For example, if the Allocated Return is -30%, you will suffer a 10% loss and receive 90% of the Principal Amount, subject to the credit risk of HSBC. You should be aware that if the Allocated Return is less than the Buffer Value, you will lose up to 80% of your investment.

Interest

The Notes will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Sponsors

With respect to the SPX and the AS51, S&P Dow Jones Indices LLC, a division of S&P Global, is the reference sponsor. With respect to the RTY and the UKX, FTSE Russell is the reference sponsor. With respect to the SX5E, STOXX Limited is the reference sponsor. With respect to the NKY, Nikkei Inc. is the reference sponsor.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶ You seek an investment with a return linked to the Reference Asset and you believe that the Allocated Return will be positive.

▶ You believe that certain Baskets will outperform the other Baskets but are uncertain as to which Baskets will provide the best returns over the term of the Notes. Therefore, you prefer an investment that allocates predetermined weightings to each Basket Return at maturity based upon which Basket Return is the highest.

▶ You are willing to make an investment that is exposed to the negative Allocated Return on a 1-to-1 basis for each percentage point that the Allocated Return is less than the Buffer Value.

▶ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are willing to forgo dividends or other distributions paid to holders of the stocks included in any of the Indices.

▶ You do not seek current income from your investment.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the Notes to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶ You believe that the Allocated Return will be negative or that the Allocated Return will not be sufficiently positive to provide you with your desired return.

▶ You have strong views regarding the anticipated returns of the Baskets and therefore prefer an investment with predetermined weightings that better maximize the Basket Returns you anticipate.

▶ You are unwilling to make an investment that is exposed to the negative Allocated Return on a 1-to-1 basis for each percentage point that the Allocated Return is less than the Buffer Value.

▶ You seek an investment that provides full return of principal.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive the dividends or other distributions paid on the stocks included in any of the Indices.

▶ You seek current income from your investment.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the Notes to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the stocks included in any Index. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement, including the explanation of risks relating to the Notes described in the following sections:

▸ "—Risks Relating to All Note Issuances" in the prospectus supplement;

▸ "—General Risks Related to Indices" in the Equity Index Underlying Supplement;

▸ "—Securities Prices Generally Are Subject to Political, Economic, Financial and Social Factors that Apply to the Markets in which They Trade and, to a Lesser Extent, Foreign Markets" in the Equity Index Underlying Supplement; and

▸ "—Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the Notes may result in a loss.

For each Index in a Basket, you will be exposed to the decline in the Final Index Level from the Initial Index Level. The amount of exposure to each Basket Return will depend on such Basket's weighting, as determined by the calculation agent when calculating the Allocated Return above. Accordingly, if the Allocated Return is less than the Buffer Value, your Payment at Maturity will be less than the Principal Amount of your Notes. You will lose up to 80% of your investment at maturity if the Allocated Return is less than the Buffer Value.

Credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

Changes in the levels of the Indices may offset each other.

Changes in the levels of the Indices may not correlate with each other. The level of one or more of the Indices may increases, while the levels of the other Indices may not increase as much or may even decline. Therefore, in calculating the Allocated Return, increases in the level of one or more of the Indices may be moderated, or wholly offset, by lesser increases or declines in the levels of the other Indices. This effect is further amplified by the differing weights of the Baskets. More heavily weighted Baskets will have a larger impact than Baskets with lesser weightings. Although the most heavily weighted Basket will always be the best performing Basket and the least heavily weighted Basket will always be the worst performing Basket, the Best Basket Return may not be positive or may not be large enough to counterbalance the negative Basket Returns from one or both of the other two Baskets. In such a case, the allocation of the weightings of the Baskets will not prevent you from losing all or some of your investment.

An investment in the Notes may underperform an investment in the securities included in the Indices.

Any positive return on the Notes will be based upon the Allocated Return. The Allocated Return will not reflect any dividends paid on the securities included in the Indices. Accordingly, it is possible that an investment in the Notes will underperform a hypothetical investment in those securities.

The Notes will not bear interest.

As a holder of the Notes, you will not receive periodic interest payments.

The amount payable on the Notes is not linked to the value of the Reference Asset at any time other than the Final Valuation Date.

Changes in the value of the Reference Asset during the term of the Notes prior to the Final Valuation Date will not be reflected in the calculation of the Payment at Maturity. The calculation agent will calculate the Allocated Return, which will not be determined until the Final Valuation Date, by ranking the Baskets Returns as the Best Basket Return, Second Best Basket Return and Lowest Basket Return, multiplying such returns by the applicable weights and then taking the sum of the weighted Basket Returns, as described above. The Basket Returns and Allocated Return will be calculated only as of the Final Valuation Date. As a result, the Allocated Return may be less than zero even if the level of one or both of the Indices included in a Basket had moved favorably at certain times during the term of the Notes before moving to an unfavorable level on the Final Valuation Date.

Changes that affect the Indices will affect the market value of the Notes and the amount you will receive at maturity.

The policies of the reference sponsors concerning additions, deletions and substitutions of the constituents comprising the relevant Indices and the manner in which the reference sponsors take account of certain changes affecting those constituents may affect the levels of those Indices, and ultimately the Allocated Return. The policies of the reference sponsors with respect to the calculation of the relevant Indices could also affect the levels of those Indices. The reference sponsors may discontinue or suspend calculation or dissemination of the relevant Indices. Any such actions could affect the value of the Notes and their return.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we use to issue market-linked notes, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 12 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Small-capitalization risk.

The RTY tracks companies that are considered small-capitalization. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the level of the RTY may be more volatile than an investment in stocks issued by large-capitalization companies. Stock prices of small-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the RTY to track them. In addition, small-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

Risks associated with non-U.S. companies.

The levels of the SX5E, the UKX, the AS51 and the NKY depend upon the stocks of non-U.S. companies, and thus involve risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the Notes. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the SX5E, the UKX, the AS51 or the NKY and, as a result, the value of the Notes.

The Notes will not be adjusted for changes in exchange rates.

Although the equity securities that comprise the SX5E, the UKX, the AS51 and the NKY are traded in currencies other than U.S. dollars, and your Notes are denominated in U.S. dollars, the amount payable on your Notes at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. equity securities are denominated. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the level of the SX5E, the UKX, the AS51 or the NKY, and therefore the return on your Notes. The amount we pay in respect of your Notes on the Maturity Date, if any, will be determined solely in accordance with the procedures described in this free writing prospectus.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning Allocated Returns of the Reference Asset. We cannot predict the Final Index Levels of the Indices on the Final Valuation Date or the Allocated Return. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on the Notes. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and the following examples have been rounded for ease of analysis.

The table below illustrates the Final Settlement Value on a $1,000 investment in the Notes for a hypothetical range of the Allocated Return from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Notes" as used below is the number, expressed as a percentage, that results from comparing the Final Settlement Value per $1,000 Principal Amount to $1,000. The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the Notes are suitable to your investment goals. The following table and examples assume the following:

▶ Principal Amount: $1,000

▶ Buffer Value: -20%

The Basket Returns will be ranked as the Best Basket Return, Second Best Basket Return and Lowest Basket Return and the Allocated Return will be determined on the Final Valuation Date; see the examples below for illustrations of how the Allocated Return will be calculated for the Notes.

Hypothetical Allocated Return	Hypothetical Final Settlement Value	Hypothetical Return on the Notes
100.00%	$2,000.00	100.00%
80.00%	$1,800.00	80.00%
60.00%	$1,600.00	60.00%
40.00%	$1,400.00	40.00%
20.00%	$1,200.00	20.00%
15.00%	$1,150.00	15.00%
10.00%	$1,100.00	10.00%
5.00%	$1,050.00	5.00%
2.00%	$1,020.00	2.00%
1.00%	$1,010.00	1.00%
0.00%	**$1,000.00**	**0.00%**
-1.00%	$1,000.00	0.00%
-2.00%	$1,000.00	0.00%
-5.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-15.00%	$1,000.00	0.00%
-20.00%	**$1,000.00**	**0.00%**
-40.00%	$800.00	-20.00%
-60.00%	$600.00	-40.00%
-80.00%	$400.00	-60.00%
-100.00%	$200.00	-80.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the Notes.

Example 1: All Basket Returns are positive

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Allocated Return when the Allocated Return is positive.

Step 1: Determine the Basket Returns for each Regional Basket

Basket Region	Index	Index Return	Index Return x 50%	Basket Return
U.S. Region Basket	SPX	12.00%	6.00%	10.00%
	RTY	8.00%	4.00%	
European Region Basket	SX5E	60.00%	30.00%	50.00%
	UKX	40.00%	20.00%	
Asia Pacific Region Basket	AS51	20.00%	10.00%	30.00%
	NKY	40.00%	20.00%	

Step 2: Determine the Allocated Return of the Notes

Regional Basket	Basket Return	Allocation	Basket Return x Allocation
U.S. Region Basket	10.00%	10.00%	1.00%
European Region Basket	50.00%	60.00%	30.00%
Asia Pacific Region Basket	30.00%	30.00%	9.00%
		Allocated Return	**40.00%**
		Final Settlement Value	*$1,400*

Because the Basket Return of the European Region Basket is the highest, it is weighted at 60%; because the Basket Return of the Asia Pacific Region Basket is the second highest, it is weighted at 30%; and because the Basket Return of the U.S. Region Basket is the lowest, it is weighted at 10%. Therefore, the Allocated Return would be 40% (which is greater than the arithmetic average of all three Basket Returns of 30%) and the Final Settlement Value would be $1,400.00 per $1,000 Principal Amount of Notes calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Allocated Return}) = \$1,000 + (\$1,000 \times [(50\% \times 60\%) + (30\% \times 30\%) + (10\% \times 10\%)]) = \$1,400.00$$

Example 2: All Basket Returns are negative

Example 2 shows that you are exposed to a 1% loss of your Principal Amount for each percentage point that the Allocated Return is less than the Buffer Value. YOU MAY LOSE UP TO 80% OF THE PRINCIPAL AMOUNT OF YOUR NOTES.

Step 1: Determine the Basket Returns for each Regional Basket

Basket Region	Index	Index Return	Index Return x 50%	Basket Return
U.S. Region Basket	SPX	10.00%	5.00%	-25.00%
	RTY	-60.00%	-30.00%	
European Region Basket	SX5E	-70.00%	-35.00%	-30.00%
	UKX	10.00%	5.00%	
Asia Pacific Region Basket	AS51	-50.00%	-25.00%	-60.00%
	NKY	-70.00%	-35.00%	

Step 2: Determine the Allocated Return of the Notes

Regional Basket	Basket Return	Allocation	Basket Return x Allocation
U.S. Region Basket	-25.00%	60.00%	-15.00%
European Region Basket	-30.00%	30.00%	-9.00%
Asia Pacific Region Basket	-60.00%	10.00%	-6.00%
		Allocated Return	**-30.00%**
		Final Settlement Value	*$900*

Because the Basket Return of the U.S. Region Basket is the highest, it is weighted at 60%; because the Basket Return of the European Region Basket is the second highest, it is weighted at 30%; and because the Basket Return of the Asia Pacific Region Basket is the lowest, it is weighted at 10%. Therefore, the Allocated Return would be -30.00% (which is greater than the arithmetic average of all three Basket Returns of -38.33%). Because the Allocated Return is less than the Buffer Value of -20%, the Final Settlement Value would be $900.00 per $1,000 Principal Amount of Notes calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Allocated Return} + 10\%)] = \$1,000 + (\$1,000 \times [(-25\% \times 60\%) + (-30\% \times 30\%) + (-60\% \times 10\%) + 20\%]) = \$900.00$$

Example 3: Basket Returns are mixed

Example 3 shows that if the Allocated Return is less than zero but greater than the Buffer Value of -20%, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount.

Step 1: Determine the Basket Returns for each Regional Basket

Basket Region	Index	Index Return	Index Return x 50%	Basket Return
U.S. Region Basket	SPX	-21.00%	-10.50%	-15.00%
	RTY	-9.00%	-4.50%	
European Region Basket	SX5E	5.00%	2.50%	-25.00%
	UKX	-55.00%	-27.50%	
Asia Pacific Region Basket	AS51	30.00%	15.00%	10.00%
	NKY	-10.00%	-5.00%	

Step 2: Determine the Allocated Return of the Notes

Regional Basket	Basket Return	Allocation	Basket Return x Allocation
U.S. Region Basket	-15.00%	30.00%	-4.50%
European Region Basket	-25.00%	10.00%	-2.50%
Asia Pacific Region Basket	10.00%	60.00%	6.00%
		Allocated Return	**-1.00%**
		Final Settlement Value	***$1,000***

Because the Basket Return of the Asia Pacific Region Basket is the highest, it is weighted at 60%; because the Basket Return of the U.S. Region Basket is the second highest, it is weighted at 30%; and because the Basket Return of the European Region Basket is the lowest, it is weighted at 10%. Therefore, the Allocated Return would be -1.00% (which is greater than the arithmetic average of all three Basket Returns of -10%). Because the Allocated Return is greater than the Buffer Value of -20%, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount of Notes (a zero return).

INFORMATION RELATING TO THE INDICES

Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure the performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of January 31, 2019 were: Information Technology, Health Care, Financials, Communication Services and Consumer Discretionary.

For more information about the SPX, see "The S&P 500® Index" beginning on page S-43 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from February 25, 2009 through February 25, 2019. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SPX on the Final Valuation Date.

Description of the RTY

The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

The top 5 industry groups by market capitalization as of January 31, 2019 were: Financial Services, Health Care, Consumer Discretionary, Technology and Producer Durables.

For more information about the RTY, see "The Russell 2000® Index" beginning on page S-37 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the daily historical closing levels from February 25, 2009 through February 25, 2019. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the RTY on the Final Valuation Date.

Description of the SX5E

The SX5E is composed of 50 stocks from the Eurozone (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain) portion of the STOXX Europe 600 Supersector indices. The STOXX Europe 600 Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries and are organized into the following 19 Supersectors: automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; real estate; retail; technology; telecommunications; travel & leisure and utilities.

For more information about the SX5E, see "The EURO STOXX 50® Index" beginning on page S-12 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the SX5E

The following graph sets forth the historical performance of the SX5E based on the daily historical closing levels from February 25, 2009 through February 25, 2019. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the SX5E should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SX5E on the Final Valuation Date.

Description of the UKX

The UKX is a capitalization-weighted index of the 100 most highly capitalized companies traded on the London Stock Exchange. The equities use an investibility weighting in the index calculation. The UKX was developed with a base level of 1000 as of December 30, 1983.

For more information about the UKX, see "The FTSE® 100 Index" beginning on page S-14 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the UKX

The following graph sets forth the historical performance of the UKX based on the daily historical closing levels from February 25, 2009 through February 25, 2019. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the UKX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the UKX on the Final Valuation Date.

Description of the NKY

The NKY is a price-weighted average of 225 top-rated Japanese companies listed in the First Section of the Tokyo Stock Exchange. The NKY was first published on May 16, 1949, where the average price was ¥176.21 with a divisor of 225.

For more information about the NKY, see "The Nikkei 225 Index" beginning on page S-31 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the NKY

The following graph sets forth the historical performance of the NKY based on the daily historical closing levels from February 25, 2009 through February 25, 2019. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the NKY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the NKY on the Final Valuation Date.

Description of the AS51

The AS51 is intended to provide exposure to the largest 200 eligible securities that are listed on the ASX by float-adjusted market capitalization. The AS51 was first launched in 1979 by the Australian Securities Exchange ("ASX") and was acquired and re-launched by its current index sponsor on April 3, 2000. The AS51 is sponsored, calculated, published and disseminated by S&P Dow Jones Indices LLC ("S&P"), a part of McGraw Hill Financial. The AS51 is reported by Bloomberg L.P. under the symbol "AS51."

Index Composition

The AS51 weights companies according to the Global Industry Classification Standard ("GICS®"), which creates uniform ground rules for replicable, custom-tailored, industry-focused portfolios. It also enables meaningful comparisons of sectors and industries across regions.

Standards for Listing and Maintenance

The S&P®/ASX Index Committee (for purposes of this section, the "Index Committee") aims to design a highly liquid and tradable index whose total market capitalization is large enough to approximate the market segment it is capturing while keeping the number of stocks at a minimum. Both market capitalization and liquidity are assessed using the previous six months' worth of data. Quarterly review changes take effect the third Friday of March, June, September and December.

The criteria for index additions include, but are not limited to:

- *Listing*. Only securities listed on the ASX are considered for inclusion in the AS51;

- *Market Capitalization*. The market capitalization criterion for stock inclusion is based upon the daily average market capitalization of a security over the last six months. The stock price history (last six months), latest available shares on issue and the investable weight factor ("IWF") are the relevant variables for the calculation. The IWF is a variable that is primarily used to determine the available float of a security for ASX listed securities; and

- *Liquidity*. Only securities that are regularly traded are eligible for inclusion in the AS51. A stock's liquidity is measured relative to its peers. Relative Liquidity is calculated as follows:

$$\text{Relative Liquidity} = \frac{\text{Stock Median Liquidity}}{\text{Market Liquidity}}$$

Where:

- o Stock Median Liquidity is the median daily value traded for each stock divided by the average float/index weight-adjusted market capitalization for the previous six months; and

○ Market Liquidity is determined using the market capitalization weighted average of the stock median liquidities of the 500 companies in the All Ordinaries index, an index that includes nearly all ordinary shares listed on the ASX.

Stocks must have a minimum Relative Liquidity of 50% to be included in the AS51.

- *Eligible Securities.* Common and equity preferred stocks (which are not of a fixed income nature) are eligible for inclusion in the AS51. Hybrid stocks, such as convertible stock, bonds, warrants and preferred stock that provide a guaranteed fixed return, are not eligible. Listed investment companies (LICs) that invest in a portfolio of securities are not eligible. Companies that are currently under consideration for merger or acquisition are not eligible.

Intra-Quarter Additions/Deletions. Between rebalancing dates, an addition to the AS51 is generally made only if a vacancy is created by an index deletion. Index additions are made according to market size and liquidity. An initial public offering (IPO) is added to the AS51 only when an appropriate vacancy occurs and is subject to proven liquidity for at least eight weeks. An exception may be made for extraordinary large offerings where sizeable trading volumes justify index inclusion. An index constituent that appears to violate criteria for addition to the AS51 will not be deleted unless ongoing conditions warrant an index change. Deletions can occur between index rebalancing dates due to acquisitions, mergers and spin-offs or due to suspension or bankruptcies. The decision to remove a stock from the AS51 will be made once there is sufficient evidence that the transaction will be completed. Stocks that are removed due to mergers & acquisitions activity are removed from the AS51 at the cash offer price for cash-only offers. Otherwise, the best available price in the market is used.

Rebalancing. Rebalancing of the AS51 series occurs on a regular basis. Both market capitalization and liquidity are assessed using the previous six months' worth of data to determine index eligibility. Shares and IWFs updates are also applied regularly. The reference date used for the six months' worth of trading data is the last Friday of the month prior to the rebalancing.

The Index Committee may change the date of a given rebalancing for reasons including market holidays occurring on the scheduled rebalancing date. Any such change will be announced with proper advance notice where possible.

Buffers. In order to limit the level of index turnover, eligible securities will only be considered for index inclusion once another stock is excluded due to a sufficiently low rank and/or liquidity, based on the float-adjusted market capitalization. Potential index inclusions and exclusions need to satisfy a buffer requirement in terms of the rank of the stock relative to the AS51. The following buffer aims to limit the level of index turnover that may take place at each quarterly rebalancing, maximizing the efficiency and limiting the cost associated with holding the index portfolio.

The Rank Buffer for addition to the AS51 is 179th or higher, and for deletion, 221st or lower.

This float-adjusted market capitalization rank buffer serves as the guideline used by the Index Committee to arrive at any potential constituent changes to the AS51. However, the Index Committee has complete discretion to by-pass these rules when circumstances warrant.

Frequency. The AS51 constituents are rebalanced quarterly to ensure adequate market capitalization and liquidity. Quarterly rebalancing changes take effect after the market close on the third Friday of March, June, September and December.

Share Updates. The share count for all index constituents are updated quarterly and are rounded to the nearest thousand ('000). An update to the number of issued shares will be considered if the change is at least 5% of the float adjusted shares or $100 million Australian dollars. Intra quarter share changes are implemented at the effective date or as soon as reliable information is available; however, they will only take place in the following circumstances:

- Changes in a company's float-adjusted shares of 5% or more due to market-wide shares issuance;
- Rights issues, bonus issues and other major corporate actions;
- Dividend Reinvestment Plan share issuances of more than A$100 million in value; and
- Share issues resulting from index companies merging and major off-market buy-backs.

Share changes due to mergers or acquisitions are implemented when the transaction occurs, even if both of the companies are not in the same index and regardless of the size of the change.

Notification of intra quarter changes to the number of issued shares generally takes place three Business Days prior to the implementation date.

Index Calculation

The AS51 is calculated using a base-weighted aggregate methodology so that the level of the AS51 reflects the total market value of all the component stocks relative to a particular base period. The total market value of a company is determined by multiplying the price of its stock by the number of shares available after float (IWF) adjustment. An indexed number is used to represent the result of this calculation in order to make the value easier to work with and track over time.

A stock's weight in the AS51 is determined by the float-adjusted market capitalization of the stock. This is a function of current index shares, the latest available stock price and the Investable Weight Factor (IWF). The IWF represents the float-adjusted portion of a stock's equity capital. Therefore any strategic holdings that are classified as either corporate, private or government holdings reduce the IWF which, in turn, results in a reduction in the float-adjusted market capital. Shares owned by founders, directors of the company, trusts, venture capitalists and other companies are also excluded. These are also deemed strategic holders and are considered long-term holders of a stock's equity. Any strategic shareholdings that are greater than 5% of total issued shares are excluded from the relevant float.

On any given day, the index value is the quotient of the total available market capitalization of its constituents and its divisor. Continuity in the index value is maintained by adjusting the divisor for all changes in the constituents' share capital after the base date. This includes additions and deletions to the AS51, rights issues, share buybacks and issuances, spin-offs, and adjustments in availability. The divisor's time series is, in effect, a chronological summary of all changes affecting the base capital of the index. The divisor is adjusted such that the index value at an instant just prior to a change in base capital equals the index value at an instant immediately following that change. The divisor will be adjusted to account for new addition to or deletion from the AS51 and certain corporate actions, such as special cash dividend, certain stock dividend, rights offering, new share issuance, reduction of capital and merger.

Index Governance

The Index Committee monitors overall policy guidelines and methodologies, as well as additions and deletions from the AS51. S&P Dow Jones chairs the Index Committee, which is composed of voting members representing both S&P Dow Jones and the ASX.

Decisions made by the Index Committee include all matters relating to index construction and maintenance. The Index Committee meets regularly to review market developments and convenes as needed to address major corporate actions. It is the sole responsibility of the Index Committee to decide on all matters relating to methodology, maintenance, constituent selection and index procedures. The Index Committee makes decisions based on all publicly available information and discussions are kept confidential to avoid any unnecessary impact on market trading.

License Agreement

The AS51 is a product of S&P, and has been licensed for use by us. Standard & Poor's® and S&P® are registered trademarks of Standard & Poor's Financial Services LLC; and these trademarks have been licensed for use by S&P and sublicensed for certain purposes by us. The Notes are not sponsored, endorsed, sold or promoted by S&P, Standard & Poor's Financial Services LLC, any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the AS51 to track general market performance. S&P Dow Jones Indices' only relationship to us with respect to the AS51 is the licensing of the AS51 and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices or its licensors. The AS51 is determined, composed and calculated by S&P Dow Jones Indices without regard to us or the Notes. S&P Dow Jones Indices have no obligation to take our needs or the needs of holders of the Notes into consideration in determining, composing or calculating the AS51. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the Notes. There is no assurance that investment products based on the AS51 will accurately track AS51 performance or provide positive investment returns. S&P is not an investment advisor. Inclusion of a security within an AS51 is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by us, but which may be similar to and competitive with the Notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the AS51.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE AS51 OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE AS51 OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND US, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Historical Performance of the AS51

The following graph sets forth the historical performance of the AS51 based on the daily historical closing levels from February 25, 2009 through February 25, 2019. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the AS51 should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the AS51 on the Final Valuation Date.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this free writing prospectus. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Index Return of each Index, and the accelerated Maturity Date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to an Index on that scheduled trading day, then the accelerated Final Valuation Date for that Index will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days. For the avoidance of doubt, if no Market Disruption Event exists with respect to an Index on the scheduled trading day preceding the date of acceleration, the determination of such Index's Index Return will be made on such date, irrespective of the existence of a Market Disruption Event with respect to any other Index occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities—Senior Debt Securities—Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers, or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 3.75% and referral fees of up to 1.60% per $1,000 Principal Amount in connection with the distribution of the securities to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 4.10% per $1,000 Principal Amount.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a pre-paid executory contract with respect to the Indices. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as a pre-paid executory contract with respect to the Indices. Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes.

We will not attempt to ascertain whether any of the entities whose stock is included in any of the Indices would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in any of the Indices were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Indices and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in any of the Indices is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2021. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting an Index or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of an Index or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

TABLE OF CONTENTS

Free Writing Prospectus

Equity Index Underlying Supplement

Prospectus Supplement

Prospectus

You should only rely on the information contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these notes, and these documents are not soliciting an offer to buy these notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$ Performance Allocator Notes

February 28, 2019

FREE WRITING PROSPECTUS